UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HC2 Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

90131T208
(CUSIP Number)

Scott Black
General Counsel and Chief Compliance Officer
Hudson Bay Capital Management LP
777 Third Ave., 30th Floor
New York, NY 10017
(646) 825-2155
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:
Craig Marcus
Ropes & Gray LLP
800 Boylston Street
Boston, Massachusetts 02199
(617) 951-7802

September 22, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90131T208	SCHEDULE 13D	Page 2 of 8

1.	Names of Reporting Persons. Hudson Bay Credit Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,999,983
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,999,983

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,999,983
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	
13.	Percent of Class Represented by Amount in Row (11) 15.1%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 90131T208	SCHEDULE 13D	Page 3 of 8

1.	Names of Reporting Persons. Hudson Bay Capital Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,999,983
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,999,983

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,999,983
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	
13.	Percent of Class Represented by Amount in Row (11) 15.1%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 90131T208	SCHEDULE 13D	Page 4 of 8

1.	Names of Reporting Persons. Sander Gerber
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,999,983
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,999,983

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,999,983
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	
13.	Percent of Class Represented by Amount in Row (11) 15.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 90131T208	SCHEDULE 13D	Page 5 of 8

Except as set forth below, the initial Schedule 13D that was filed on June 9, 2014 remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such previous Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto and to the initial Schedule 13D filing is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is amended by replacing the reference to the Registration Rights Agreement dated May 29, 2014 with a reference to the Amended and Restated Registration Rights Agreement dated September 22, 2014.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety to read as follows:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a)  See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons.  References to percentage ownerships of Common Stock in this Statement are based upon 23,316,690 shares of Common Stock outstanding as of July 31, 2014 as specified in the Company’s Quarterly Report on Form 10-Q filed by the Company on August 11, 2014. The Reporting Persons may be deemed to beneficially own an aggregate of 3,999,983 shares of Common Stock (consisting of (i) 3,136,111 shares of Common Stock that can be acquired upon the conversion of outstanding shares of the Company’s Series A Convertible Participating Preferred Stock, $0.001 par value per share (the “Convertible Preferred Stock”), and (ii) 863,872 shares of Common Stock), which represents approximately 15.1% of the Company’s Common Stock, calculated in accordance with Rule 13d-3 under the Act.  The shares of Convertible Preferred Stock are convertible into a number of shares of Common Stock determined by dividing the accrued value of the shares of Convertible Preferred Stock to be so converted by the conversion price in effect at the time of such conversion.  The current conversion price is $4.00 and may be adjusted from time to time.  The accrued value for each share of Convertible Preferred Stock is currently equal to approximately $1,003.55 and is subject to increase in the future by the amount of any unpaid dividends on the Convertible Preferred Stock.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act.  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole.  The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b)  See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.  The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c)  The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

CUSIP No. 90131T208	SCHEDULE 13D	Page 6 of 8

(e)  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended to add the following after the first paragraph under the heading “Securities Purchase Agreement”:

On September 22, 2014, HB Fund entered into a Consent, Waiver and Amendment Agreement by and among the Company, HB Fund and certain other parties that (i) consented to certain amendments to the terms of the Convertible Preferred Stock to, among other things, reduce the initial conversion price from $4.25 to $4.00 and permit the incurrence of additional indebtedness and the issuance of additional shares of Convertible Preferred Stock, (ii) consented to certain amendments to the terms of the Securities Purchase Agreement and the Registration Rights Agreement in connection with the issuance of additional shares of Convertible Preferred Stock, (iii) consented to the debt issuance described therein, and (iv) granted certain waivers of preemptive rights in connection with the debt and equity issuances referred to above, in each case in connection with the acquisition transaction described in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 22 , 2014.  This summary description does not purport to be complete, and is qualified in its entirety by the Consent, Waiver and Amendment Agreement, a copy of which is filed as Exhibit 4 and is incorporated herein by reference.

Item 6 is further amended under the heading “Registration Rights Agreement” by (i) replacing the reference to the Registration Rights Agreement dated May 29, 2014 with a reference to the Amended and Restated Registration Rights Agreement dated September 22, 2014 in the first paragraph thereof, (ii) deleting the words “the fiftieth day following the agreement,” in the second paragraph thereof, and (iii) adding the following paragraph at the end thereof:

Cutback Provisions.  The registration rights provided for in the Registration Rights Agreement are subject to customary cutback provisions in the event the SEC takes the position that the offering of some or all of the registrable securities in a prospective registration statement is not eligible to be made as a secondary offering. In such case, the Company is required to (i) remove from the registration statement such portion of the registrable securities and/or (ii) agree to such restrictions and limitations on the registration and resale of the registrable securities as the SEC may require, in each case to assure that the offering under the registration statement is deemed to be a secondary offering.

CUSIP No. 90131T208	SCHEDULE 13D	Page 7 of 8

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1
Securities Purchase Agreement, dated as of May 29, 2014, by and among the Company, HB Fund and certain other parties (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on June 9, 2014).

2	Amended and Restated Registration Rights Agreement, dated as of September 22, 2014, by and among the Company, HB Fund and certain other parties.
3

Joint Filing Agreement as required by Rule d-1(k)(1) under the Act by and among the Investment Manager, HB Fund and Mr. Gerber, dated June 6, 2014 (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on June 9, 2014).

4	Consent, Waiver and Amendment Agreement by and among the Company, HB Fund and certain other parties, dated September 22, 2014.

CUSIP No. 90131T208	SCHEDULE 13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 24, 2014

HUDSON BAY CREDIT MANAGEMENT LLC

By:	/s/ Sander Gerber
Name: Title:	Sander Gerber Authorized Signatory
HUDSON BAY CAPITAL MANAGEMENT, L.P.

By:	/s/ Sander Gerber
Name: Title:	Sander Gerber Authorized Signatory

By:	/s/ Sander Gerber
Sander Gerber